FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY
COMMISSION FILE NO. 001-33841

[Email Communication to Vulcan Materials Company Employees Attaching the January 5, 2012 Press Release Separately Filed by Vulcan Materials Company under Form 425]

Subject: Important Message from Vulcan Management

Earlier this morning, Vulcan issued the attached news release announcing the availability of an investor presentation outlining the reasons that Vulcan has recommended rejecting the Martin Marietta hostile offer. You can access the shareholder presentation at our website, www.vulcanmaterials.com, or at a website we established to provide information on Vulcan’s response to the offer, www.realaggregatesleader.com.